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                            November 30, 2020

       Thomas Hennessy
       Co-Chief Executive Officer and President
       PropTech Acquisition Corporation
       3485 N. Pines Way, Suite 110
       Wilson, WY 83014

                                                        Re: PropTech
Acquisition Corporation
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed November 17,
2020
                                                            File No. 333-249468

       Dear Mr. Hennessy:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

       Amendment No. 1 to Form S-4 filed November 17, 2020

       Proposal No. 10 -- The NASDAQ Proposal, page 187

   1. We note your response to comment 9 and are unable to agree with your analysis.
                                                        Although the Nasdaq
listing rules do not require that the merger share approval and PIPE share approval be voted
on as separate proposals, we believe shareholders could wish to express separate views
on the respective share approvals because each appears material, independently of the
other. For related guidance, refer to Question 101.02 of our
                                                        Compliance and
Disclosure Interpretations regarding    unbundling    under Rule 14a-
                                                        4(a)(3). Please advise
or revise accordingly.
 Thomas Hennessy
PropTech Acquisition Corporation
November 30, 2020
Page 2

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Assistant Director, at
(202) 551-3815
with any other questions.



                                                           Sincerely,
FirstName LastNameThomas Hennessy
                                                           Division of
Corporation Finance
Comapany NamePropTech Acquisition Corporation
                                                           Office of Technology
November 30, 2020 Page 2
cc:       Brooks Antweil
FirstName LastName